                  GUY E. DEVORRIS, J.D./C.P.M.-Registered Trademark-
                               1423 Second St., Suite C
                               Santa Monica, CA  90401
                          (310)/587-9100; fax (310)587-0009


April 1, 1998

Peacock Financial Corporation
248 E. Main Street
San Jacinto, CA  92583

RE:  Canyon Shadows

To Whom this May Concern:

I am a knowledgeable, experienced professional in the area of low income rental housing with an expertise in low income housing tax credits and government assisted rental projects. My resume is attached.

I served as a financial consultant to Peacock Financial Corporation regarding the acquisition and rehabilitation of Canyon Shadows.

I am familiar with the legal opinion from Riordan and McKenzie. I concur with Attorney Cowan's opinion, that the likelihood that the funding from the City of Riverside under the HOME program would change character from a grant to a loan is highly remote. This is because the only way in which this could happen is if the property fails to rent to qualifying tenants (e.i., tenants whose income is below a certain percentage of the median as adjusted for family household size) at regulated rents (those published by the State and based upon the annual median income amounts published by HUD). The property is encumbered with recorded Regulatory Agreements from both the City and the State which require that units be leased only to qualifying tenants at the regulated rents and covenants are in place with the limited investor partner requiring the same. For all these reasons, the likelihood that the property would be operated in a fashion to give rise to a default under the HOME funding agreement is highly remote.

Thank you for your attention.

Sincerely,




Guy E. Devorris

Enclosures